Mail Stop 3561

March 20, 2007

Sandor E. Samuels, Esq.
Countrywide Home Loans, Inc.
4500 Park Granada
Calabasas, CA 91302

Re: CWHEQ, Inc.
Amendment No. 1 to Registration Statement on Form S-3
March 2, 2007
File No. 333-139891

Dear Mr. Samuels,

Included below are follow-up comments to comment 1 of our letter dated March 16, 2007.

General

1. The Division of Investment Management has asked us to advise you that, on the basis of the information in the Registrant's Form S-3 registration statement, it appears that the issuing entity may be an investment company as defined in the Investment Company Act of 1940 ("1940 Act").

    Accordingly, please explain why the issuing entity should not be considered an investment company subject to registration and regulation under the 1940 Act. If, for example, the issuing entity intends to rely on the exception in section 3(c)(5)(C) of the 1940 Act, please confirm that the issuing entity's asset composition will comply with interpretations issued by IM regarding section 3(c)(5)(C). Please note that, in the staff's view, an issuer is not excepted under section 3(c)(5)(C) unless at least 55% of its assets directly consist of "mortgages and other liens on and interests in real estate" and the remaining 45% of its assets consist primarily of real estate-type interests. See, e.g., NAB Asset Corporation (pub. avail. June 20, 1991); Citytrust (pub. avail. Dec. 19, 1980); Salomon Brothers, Inc. (pub. avail. June 17, 1985). Of the remaining 45% of the issuer's assets, at least 25% must be in real estate related assets, although this percentage may be reduced to the extent that more than 55% of the issuer's assets are invested in mortgages and other liens on and interests in real estate. See Division of Investment Management, SEC, Protecting Investors: A Half Century of Investment Company Regulation (1992) at p. 72.

Third and Fourth Prospectus Supplements

Repurchase, Substitution, Purchase or Removal of Mortgage Loans, p. S-13

2. The prospectus supplement states that:

> In addition, subject to certain conditions, the holder of the Class R-[1] Certificates will be permitted to remove mortgage loans from the mortgage pool and release them from the lien of the indenture in aggregate principal amount not to exceed the outstanding net draws on such date.

Please explain whether such a feature creates a "redeemable security" as defined in section 2(a)(32) of the 1940 Act. In so doing, please explain what, if any, additional requirements to those listed in Exhibit A of your March 2, 2007 response letter to the staff would be placed on the removal of mortgage loans. Please note that the Division of Investment Management considers a number of factors to be important in determining whether a security is redeemable. See, e.g., Brown & Wood (pub. avail. Feb. 24, 1994).

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile: (212) 839-5599
        Mr. Edward J. Fine, Esq.
        Sidley Austin LLP